Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

IMTE to divest its Lamination Glass operation in China

Sydney Australia, January 4, 2022. Integrated Media Technology Limited ("IMTE" or "Company") (Nasdaq:IMTE), informs that today its Board of Directors approved a plan to divest its China lamination glass operation.

IMTE intends to divest from its China electronic glass business by either selling the business unit or undertaking a spin off the business unit into a stand-alone, publicly traded listed company. As this operation is capital intensive, it will require direct access to the capital markets. This operation will maximize the infrastructure's value, as the resulting entity will be independent from IMTE, with their own management and personnel, exclusively focused in developing, and building the electronic glass business in China.

The execution of the reorganization plan will comply with applicable requirements under the laws, and will be subject to obtaining required regulatory approvals and any shareholders approval required.

IMTE expects to implement the reorganization during 2022.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of the manufacture and sale of nano coated plates for filters, the manufacturing and sale of electronic glass and financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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